Exhibit 99.1

FCA’s response to market rumors regarding third party interest in Jeep Brand

In response to market rumors regarding a potential interest of Great Wall Motors in the Jeep brand, Fiat Chrysler Automobiles ("FCA") (NYSE: FCAU MTA: FCA) confirmed that it has not been approached by Great Wall Motors in connection with the Jeep brand or any other matter relating to its business.
FCA is fully committed to its 2014-18 plan, having achieved each one of its targets to date and with only 6 quarters left to its completion.
London, 21 August 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA group’s control.